Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Ocean Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (File No. 333-104933) on Form S-8 of Devon Energy Corporation of our report dated June 17, 2004 with respect to the statements of net assets available for benefits of the Ocean Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003, and the related Supplemental Schedule H, line 4i — schedule of assets (held at end of year), which report appears in the December 31, 2003, annual report on Form 11-K of Ocean Retirement Savings Plan.

/s/ KPMG LLP

Oklahoma City, Oklahoma
June 24, 2004